25 January 2005


Corus Group plc (the "Company")

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTERESTS IN SHARES

This notification relates to the ordinary shares of the Company (the "shares") and is given in fulfilment of the obligations imposed under Section 198 of the Companies Act 1985 (the "Act").


Corus Group received notification on 24 January 2005 that, on 19 January 2005, the CSFB Group of companies (as defined below) held the following interests in the issued share capital of the Company:


     1.   Credit Suisse First Boston International ("CSFBi"): 5,853,077 shares.

     2. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 23,985,752 shares.

     3.   In addition, CSFBEL has an interest in 590,270,196 shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements. Credit Suisse First Boston ("CSFB") also has an interest in 400,000,000 of these shares under section 208(5) of the Act, as CSFBEL borrowed the 400,000,000 shares from CSFB.

     4.   Credit Suisse First Boston LLC ("CSFBLLC"): 122,000 shares.

The CSFB Group of Companies held a total interest of 620,231,025 shares (590,270,196 shares by virtue of stock lending arrangements), being equivalent to approximately 13.98% of the issued share capital of the Company (based on the number of shares in issue being 4,436,388,357).

CSFBi, CSFBEL, CSFB and CSFBLLC are members of the Credit Suisse First Boston group of companies ("CSFB Group"). Those group companies which are direct or indirect holding companies of CSFBi, CSFBEL, CSFB and CSFBLLC are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBI, CSFBEL, CSFB and CSFBLLC are interested.